CASI Pharmaceuticals Announces Plan To Submit IND Application For CID-103, an Anti-CD 38 Antibody in Antibody-Mediated Rejection, and Receipt of a Non-Binding Proposal to Acquire Entire China Business of the Company

BEIJING, China, June 26, 2024 – CASI Pharmaceuticals, Inc. (Nasdaq: CASI) (“CASI” or the “Company”), a biopharmaceutical company specializing in the development and commercialization of innovative therapeutic and pharmaceutical products, announced today that the Company is planning to submit an Investigational New Drug (“IND”) application to the U.S. Food and Drug Administration (“FDA”) for CID-103 for the treatment of antibody-mediated rejection (“AMR”) in kidney transplant recipients by the end of 2024. CID-103 is a fully human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated an encouraging preclinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies. The Company believes that with the proceeds from the previously announced private placement financing, together with its existing cash and cash equivalents, it will have sufficient capital to complete the Phase II clinical trial for AMR.

CASI also announced that its board of directors (the “Board”) received a preliminary non-binding proposal letter (the “Proposal Letter”) dated June 21, 2024, from Dr. Wei-Wu He, Chairman of the Board and CEO of the Company, to acquire the entire business operations of the Company in China and all license-in, distribution and related rights in Asia (excluding Japan) related to all of the Company’s pipeline products, including but not limited to EVOMELA®, FOLOTYN®, CNCT19, BI-1206, CB-5339,CID-103 and Thiotepa, for an aggregate purchase price of $40.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the “Proposed Transaction”).

On June 25, the Board has formed a special committee comprised solely of incumbent independent directors (the “Special Committee”) to evaluate the transaction contemplated under the Proposal Letter and such other strategic and business alternatives available to the Company in respect of the Company’s business operations in China.

The Board and the Special Committee caution the Company’s shareholders and others considering trading the Company's securities that no decisions have been made with respect to the Proposed Transaction or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposed Transaction or that any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China, our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the FDA, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com